--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                FINAL AMENDMENT
                                       TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         CELLULAR COMMUNICATIONS, INC.
                           (NAME OF SUBJECT COMPANY)

                         AIRTOUCH COMMUNICATIONS, INC.
                                    (BIDDER)

      REDEEMABLE PARTICIPATING CONVERTIBLE PREFERRED STOCK, $.01 PAR VALUE
                                      AND
                     SERIES A COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                            150917201 AND 150917102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             MARGARET G. GILL, ESQ.
               SENIOR VICE PRESIDENT, LEGAL AND EXTERNAL AFFAIRS
                         AIRTOUCH COMMUNICATIONS, INC.
                             ONE CALIFORNIA STREET
                            SAN FRANCISCO, CA 94111
                                 (415) 658-2000
  (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                    COPY TO:
                           NATHANIEL M. CARTMELL III
                           PILLSBURY MADISON & SUTRO
                                 P.O. BOX 7880
                            SAN FRANCISCO, CA 94120
                                 (415) 983-1000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP NOS. 150917201 AND 150917102
--------------------------------------------------------------------------------

 1.Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

  AIRTOUCH COMMUNICATIONS, INC.   94-3213132
--------------------------------------------------------------------------------

 2.Check the Appropriate Box if a Member of a Group (See Instructions)
  [_]  (a)
  [_]  (b)
--------------------------------------------------------------------------------

 3.SEC Use Only
--------------------------------------------------------------------------------

 4.Sources of Funds (See Instructions)  BK
--------------------------------------------------------------------------------

 5.[_] Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
--------------------------------------------------------------------------------

 6.Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------

 7.Aggregate Amount Beneficially Owned by Each Reporting Person

  Redeemable Participating Convertible Preferred Stock: None
  Series A Common Stock: 3,450,800
--------------------------------------------------------------------------------

 8.[_] Check if the Aggregate Amount in Row 7 Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

 9.Percent of Class Represented by Amount in Row 7 26.5%
--------------------------------------------------------------------------------

10.Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

  AirTouch Communications, Inc. hereby amends, as set forth below, its Tender Offer Statement on Schedule 14D-1 filed on September 13, 1995 (the "Schedule 14D-1"). Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-1. This is the final amendment to the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

  The response to Item 10 is amended by adding the following:

    On October 30, 1995, the Company issued a News Release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on October 27, 1995, pursuant to which the Company accepted for redemption 10,040,000 Preferred Shares at a price of $60 per share. The offer for Common Shares expired in accordance with its terms. The News Release is incorporated herein by reference to Exhibit (a)(9) to the Company's
  Schedule 13E-4.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  The response to Item 11 is amended by adding the following:

  (a)(9)*News Release issued by the Company on October 30, 1995.

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    /s/ Mohan S. Gyani
                                          _____________________________________
                                               MOHAN S. GYANI EXECUTIVE VICE
                                               PRESIDENT AND CHIEF FINANCIAL
                                                          OFFICER
Date: November 1, 1995